Exhibit 99.3

Filed by Citizens Community Bancorp, Inc.

Commission File No. 001-33003

Filed pursuant to Rule 425 under the Securities Act of 1933

Subject Company: F. & M. Bancorp. of Tomah, Inc.

Citizens Community Bancorp, Inc. to Acquire F. & M. Bancorp. of Tomah, Inc.

Eau Claire, WI and Tomah, WI — January 22, 2019 – Citizens Community Bancorp, Inc. (NASDAQ: CZWI) (“Citizens”), the parent company of Citizens Community Federal, National Association (“CCFBank”), and F. & M. Bancorp. of Tomah, Inc. (“F&M”), the parent company of Farmers & Merchants Bank (“F&M Bank”), today jointly announced the execution of an Agreement and Plan of Merger whereby Citizens will acquire F&M and F&M Bank in a cash and stock transaction valued at approximately $21.6 million. Located in Tomah, Wisconsin, F&M Bank is a full-service community bank with two branches in Tomah, total assets of $194.6 million and total equity of $22.6 as of September 30, 2018. The combined franchise is expected to strengthen the presence and capacity of Citizens in an adjacent market to the Chippewa Valley region. F&M Bank was founded in 1911, and F&M is the second largest financial institution in Tomah with an approximate 20% market share of deposits in Monroe County.

The board of directors of both companies unanimously approved the transaction, which is subject to customary conditions, including the approvals of bank regulatory agencies and F&M’s shareholders.

Key Acquisition and Financial Impact Highlights:

•

CCFBank will add approximately $148.7 million in deposits to support continued organic growth opportunities. The weighted average deposit cost was 0.67% for the quarter ended September 30, 2018. The merger is also expected to add approximately $138.2 million in loans, 81% of which are commercial loans.

•	F&M maintains a strong market share in Monroe County which has approximately $750 million in deposits.

•	Peter Reichardt, CEO, will continue in his role leading CCFBank’s business activities in the Tomah market.

•	The transaction is valued at approximately $21.6 million, of which 85% will be paid in cash and 15% through the issuance of a number of CZWI shares to be determined at closing.

•	The acquisition leverages existing infrastructure for greater efficiencies and expanded services and lending capacity to serve Tomah and Monroe County.

•	The internal rate of return of the purchase is estimated at 15%.

•	The transaction is expected to generate earnings accretion immediately, resulting in a tangible book value dilution earn-back of approximately three years.

•	Cost savings are estimated at approximately $600 thousand in FY2019 and $1.25 million in FY2020.

“We are excited about this opportunity to grow our community banking franchise in central western Wisconsin,” stated Stephen Bianchi, President and CEO of Citizens. “Adding the Tomah market will allow us to leverage our personnel, resources and knowledge and will allow us to make “More Possible” through enhanced capabilities, operational efficiencies, and community outreach. Our deeper product offerings and increased lending capacity will allow us to better serve our new clients in and around the city of Tomah. We believe this acquisition will enhance shareholder value, as pro forma assets will exceed $1.4 billion. Additionally, the estimated tangible book value earn-back is expected to be approximately three years, and we will benefit immediately from additional core earnings on a per share basis. We expect the merger to close in the second calendar quarter of 2019, subject to the receipt of required regulatory approvals. This transaction follows the recently completed United Bank acquisition in the Chippewa Valley area, and it further improves our loan and deposit compositions.”

“Our team looks forward to working with the Citizens team to serve our clients,” said Peter Reichardt, CEO of F&M and F&M Bank. “Given the challenges and opportunities of community banking today, the combined bank will be better positioned to meet the needs of our communities. I look forward to joining Citizens’ senior leadership team and helping integrate the companies and expand in the area. We share a common set of values and a vision that will provide significant benefits to our customers and shareholders.”

As of September 30, 2018, Citizens had $975.4 million in assets. Citizens closed on its merger with United Bank on October 19, 2018, adding approximately $269 million in assets, $203 million in loans and $228 million in deposits as of September 30, 2018. Following the completion of the sale of CCFBank’s Rochester Hills, MI branch, which is also expected to be completed in the second quarter of 2019, and the completion of the F&M Bank transaction, CCFBank is expected to have approximately $1.4 billion in assets through 28 locations.

FIG Partners, LLC acted as financial advisor to Citizens in the transaction, and Briggs & Morgan, P.A. served as outside legal counsel to Citizens. The Oak Ridge Financial Services Group, Inc. acted as financial advisor to the Board of F&M, and Godfrey & Kahn, S.C., served as legal counsel to F&M.

About Citizens Community Bancorp, Inc. and Citizens Community Federal N.A.

Citizens Community Bancorp, Inc. (NASDAQ: “CZWI”) is the holding company of Citizens Community Federal, National Association, a national bank based in Altoona, Wisconsin, serving customers in Wisconsin, Minnesota and Michigan through 27 branch locations. Its primary markets include the Chippewa Valley Region in Wisconsin, the Twin Cities and Mankato markets in Minnesota, and various rural communities around these areas. The company offers traditional community banking services to businesses, Ag operators and consumers, including one-to-four family mortgages.

About F&M Bancorp of Tomah, Inc and Farmers and Merchants Bank

F. & M. Bancorp. of Tomah, Inc. is a Wisconsin corporation and registered bank holding company that owns 100% of the stock of Farmers & Merchants Bank. Farmers & Merchants Bank is a Wisconsin state chartered bank headquartered in Tomah, Wisconsin, with two full service offices. Farmers & Merchants Bank was founded in 1911 and is a community oriented, full-service retail bank.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between Citizens and F&M. In connection with the proposed merger, Citizens will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include the proxy statement of F&M and a prospectus of Citizens, as well as other relevant documents regarding the proposed merger. A definitive proxy statement/prospectus will also be sent to F&M shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED MERGER THAT CITIZENS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION.

The registration statement, including the proxy statement/prospectus, and other relevant documents (when they become available), and any other documents filed by Citizens with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Citizens’ website at www.ccf.us, or by directing a request to Citizens’ CEO, Stephen Bianchi at Citizens Community Bancorp, Inc., 2174 EastRidge Center, Eau Claire, Wisconsin 54701, Attention: Stephen M. Bianchi or by e-mail at sbianchi@ccf.us.

F&M and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from F&M’s shareholders in connection with the proposed merger. Information about such participants may be obtained by reading the proxy statement/prospectus and the other relevant documents regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” “would” or the negative of those terms or other words of similar meaning. Such forward-looking statements are inherently subject to many assumptions, risks and uncertainties arising in the operations and business environment of Citizens and CCFBank. These uncertainties include: the satisfaction of the conditions to closing the proposed merger in the anticipated timeframe or at all; the failure to obtain necessary regulatory and shareholder approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement; the ability to realize the anticipated benefits of the proposed merger; the ability to successfully integrate the businesses; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the negative effects of this announcement or the consummation of the proposed merger on the market price of Citizens’ common stock; significant transaction costs and unknown liabilities; litigation or regulatory actions related to the proposed transaction; conditions in the financial markets and economic conditions generally; the possibility of a deterioration in the residential real estate markets; interest rate risk; lending risk; the sufficiency of loan allowances; changes in the fair value or ratings downgrades of our securities; competitive pressures among depository and other financial institutions; our ability to realize the benefits of net deferred tax assets; our ability to maintain or increase our market share; acts of terrorism and political or military actions by the United States or other governments; legislative or regulatory changes or actions, or significant litigation, adversely affecting Citizens or CCFBank; increases in FDIC insurance premiums or special assessments by the FDIC; disintermediation risk; our inability to obtain needed liquidity; our ability to raise capital needed to fund growth or meet regulatory requirements; the possibility that our internal controls and procedures could fail or be circumvented; our ability to attract and retain key personnel; our ability to keep pace with technological change; cybersecurity risks; risks posed by acquisitions and other expansion opportunities; difficulties and delays in integrating the acquired business operations or fully realizing the cost savings and other benefits; changes in federal or state tax laws; changes in accounting principles, policies or guidelines and their impact on financial performance; restrictions on our ability to pay dividends; and the potential volatility of our stock price. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Such uncertainties and other risks that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed further in Part I, Item 1A, “Risk Factors,” in Citizens’ Form 10-K, for the year ended September 30, 2018 filed with the SEC on December 10, 2018 and Citizens’ subsequent filings with the SEC. Citizens undertakes no obligation to make any revisions to the forward-looking statements or to update them to reflect events or circumstances occurring after the date of this release.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Contact: Stephen M. Bianchi

715-836-9994